

UNITED STATES
SECURITIES AND EXCHANGE COMM
Washington, D.C. 20549

16022493

hours per response.........12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section
DEC 27 2016
Washington DC
412

SEC FILE NUMBER
8-39947

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/2015 (MM/DD/YY) AND ENDING 10/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **National Bank of Canada Financial Inc.**

OFFICIAL USE ONLY
22698
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

65 East 55th Street, 31st Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Paul E. Morris 212.632.8877
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue	New York	New York	10017-2703
(Address)	(City)	(State)	(Zip Code)

SEC / TM
2016 DEC 28 PM 2:26
RECEIVED

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Statement of Financial Condition
as of October 31, 2016

NATIONAL BANK OF CANADA FINANCIAL INC.

(SEC I.D. No. 8-39947)

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 as a public document.

NATIONAL BANK OF CANADA FINANCIAL INC.
Table of Contents



EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Stockholder of
National Bank of Canada Financial Inc.

We have audited the accompanying statement of financial condition of National Bank of Canada Financial Inc. (the "Company") as of October 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of National Bank of Canada Financial Inc. as of October 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

/s/ EisnerAmper LLP

EisnerAmper LLP

New York, New York
December 21, 2016

NATIONAL BANK OF CANADA FINANCIAL INC.

Statement of Financial Condition

As of October 31, 2016
(In Thousands of U.S. Dollars)

	$
Assets	
Cash	1,649
Securities borrowed	3,338,817
Deposits with clearing broker-dealers and organizations	36,118
Receivable from broker-dealers and clearing organizations	44,334
Receivable from customers	24,085
Receivable from related parties	13,076
Securities owned, including amounts pledged of $111,567, at fair value	229,571
Income taxes receivable	4,893
Deferred income taxes	1,034
Other assets	2,393
	3,695,970
Liabilities	
Securities loaned	3,118,337
Payable to broker-dealers and clearing organizations	1,000
Payable to customers	28,595
Payable to related parties	1,507
Securities sold, not yet purchased, at fair value	77,577
Income taxes payable to parent company	7,609
Accrued expenses and other liabilities	13,416
	3,248,041
Stockholder's Equity	
Common stock, par value of one cent per share: 3,000 shares authorized 1,000 shares issued and outstanding	-
Additional paid-in capital	456,537
Accumulated deficit	(8,608)
	447,929
	3,695,970

The accompanying notes are an integral part of this statement of financial condition.

1. Description of the Business

National Bank of Canada Financial Inc. (the "Company") is a Delaware corporation, a registered broker-dealer under the *Securities Exchange Act of 1934* as well as a member of the Financial Industry Regulatory Authority ("FINRA") and a member of the Securities Investor Protection Corporation. The Company is also a member of the Depository Trust Company, the National Securities Clearing Corporation and the Options Clearing Corporation.

The Company is engaged in agency transactions with institutional clients and broker-dealers and market making in financial instruments.

The parent company of the Company is National Bank of Canada Financial Group Inc. ("parent company") and the Company is ultimately wholly-owned by National Bank of Canada ("ultimate parent company").

On August 31, 2016, the Company acquired all the assets and liabilities of NBF Securities (USA) Ltd. ("USA Ltd."), which was a wholly-owned subsidiary of the Company, in a non-taxable transaction. USA Ltd. was dissolved on September 2, 2016.

2. Significant Accounting Policies

Basis of Presentation

The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the statement of financial condition. These estimates and the underlying assumptions affect the amounts of assets, liabilities and reported disclosures about contingent assets and liabilities. Such estimates, including the fair value of financial instruments and valuation of deferred tax assets, are, by their nature, based on judgment and available information and, therefore, may vary from actual results. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. The Company adjusts such estimates and assumptions when facts and circumstances dictate. Actual results could differ from those estimates.

Financial Instruments Transactions

Financial instruments transactions are recorded on a trade date basis. Securities owned and securities sold, not yet purchased are recorded at fair value in accordance with FASB ASC 820, "Fair Value Measurement".

Customer securities transactions are reported on a settlement date basis.

2. Significant Accounting Policies (continued)

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are recorded at cost and depreciated over their estimated useful lives based on the straight-line method and the following annual periods:

Furniture	5 years
Computer equipment and software	2 or 3 years
Leasehold improvements	Lesser of terms of leases or estimated useful life

Income Taxes

The Company accounts for income taxes in accordance with FASB ASC 740, "Income Taxes", which requires the recognition of tax benefits or expenses on the temporary differences between the financial reporting and tax bases of assets and liabilities, including the accounting for uncertainty of income tax positions recognized in the statement of financial condition, prescribing a "more-likely-than-not" threshold and measurement attribute for recognition in the statement of financial condition of an asset or liability resulting from a tax position taken or expected to be taken in an income tax return.

Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the period-end exchange rates.

Derivative Financial Instruments

The Company enters into various transactions involving derivative financial instruments, including swap and future contracts. These financial instruments are used to manage market risks. If quoted market prices are not available, then fair values are estimated on the basis of pricing models, quoted prices of instruments with similar characteristics or discounted cash flows.

(In Thousands of U.S. Dollars)

2. Significant Accounting Policies (continued)

Accounting Standards Recently Adopted

In June 2014, the FASB issued ASU No. 2014-11, "Transfers and Servicing (Topic 860) – Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures". ASU No. 2014-11 changes the accounting for repurchase and resale-to-maturity agreements by requiring that such agreements be recognized as financing arrangements, and requires that a transfer of a financial asset and a repurchase agreement entered into contemporaneously be accounted for separately. ASU No. 2014-11 also requires additional disclosures about certain transferred financial assets accounted for as sales and certain securities financing transactions. The accounting changes and additional disclosures about certain transferred financial assets accounted for as sales became effective for the first interim and annual reporting periods beginning after December 15, 2014. The additional disclosures for securities financing transactions became required for annual reporting periods beginning after December 15, 2014 and for interim reporting periods beginning after March 15, 2015. The Company's adoption of ASU No. 2014-11 on November 1, 2015 did not have a material impact on the Company's statement of financial condition.

In August 2014, the FASB issued ASU No. 2014-15, "Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern", which provides guidance on determining when and how reporting entities must disclose going-concern uncertainties in their financial statements. The ASU requires management of an entity to perform interim and annual assessments of an entity's ability to continue as a going concern within one year of the date of issuance of the entity's financial statements and also provide disclosures if there is "substantial doubt about the entity's ability to continue as a going concern". The ASU is effective for the annual reporting period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early adoption is permitted. The Company's adoption of ASU No. 2014-15 on October 1, 2016 did not have a material impact on the Company's statement of financial condition.

Recent Accounting Developments

In January 2016, the FASB issued ASU No. 2016-01, "Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities". ASU No. 2016-01 enhances the reporting model for financial instruments, which includes amendments to address aspects of recognition, measurement, presentation and disclosure. The new guidance affects all reporting organizations that hold financial assets or owe financial liabilities. The ASU is effective for years beginning after December 15, 2017, including interim periods within those fiscal years. The Company is still evaluating the impact of ASU No. 2016-01 on its statement of financial condition.

In February 2016, the FASB issued ASU No. 2016-02, "Leases (Topic 842)". ASU 2016-02 will require organizations that lease assets with lease terms of more than 12 months to recognize assets and liabilities for the rights and obligations created by those leases on their statements of financial condition. The ASU will also require new qualitative and quantitative disclosures to help financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases. ASU No. 2016-02 will be effective for fiscal years, and interim periods within those fiscal years, beginning after Dec. 15, 2018, with early adoption permitted. The Company is still evaluating the impact of ASU No. 2016-02 on its statement of financial condition.

3. Fair Value and Financial Instruments

Fair Value Measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the use of observable inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the use of observable inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company have the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and are significant to the overall fair value measurement.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgement. Accordingly, the degree of judgement exercised in determining fair value is greatest for instruments categorized in Level 3.

3. Fair Value and Financial Instruments (continued)

Fair Value Measurement (continued)

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

(a) Exchange-Traded Equity Securities, Exchange-Traded Funds and Exchange-Traded Real Estate Investment Trusts

Exchange-traded equity securities, exchange-traded funds and exchange-traded real estate investment trusts are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, these exchange-traded equity securities, funds and trusts are generally categorized in Level 1 of the fair value hierarchy.

(b) Listed Derivative Contracts

Listed derivatives that are actively traded are valued based on quoted market prices and are categorized in Level 1 of the fair value hierarchy.

(c) Over-the-Counter ("OTC") Total Return Equity Swap Contracts

OTC total return equity swap contracts are valued using the accrual pricing methodology which prices each leg of the swap based on its accrued value. The value of the interest leg is simply the accrued interest, and the value of the equity leg is the difference between the last price of the underlying equity security and its fixing price, times the nominal amount of the shares, plus dividends paid. These swap contracts are categorized in Level 2 of the fair value hierarchy.

(d) Investments in Private Equity Funds

After initial recognition, in determining the fair value of externally managed funds, the Company considers the NAV of the fund provided by the fund manager to be the best estimate of fair value. Investments in private equity funds that are measured at fair value using the NAV per share, or its equivalent, are not classified in the fair value hierarchy.

(In Thousands of U.S. Dollars)

3. Fair Value and Financial Instruments (continued)

Fair Value Measurement (continued)

The following table presents the Company's fair value hierarchy for those financial assets and financial liabilities measured at fair value on a recurring basis:

	Fair Value Measurements Using				
	Level 1	Level 2	Level 3	Netting	Total
	$	$	$	$	$
Financial assets					
Receivable from broker-dealers and clearing organizations					
Futures contracts	5,865	-	-	(4,871)	994
Receivable from related parties					
Total return equity swap contract	-	109	-	-	109
Securities owned					
Exchange-traded funds	117,819	-	-	-	117,819
Exchange-traded equity securities	108,112	-	-	-	108,112
Investment in a private equity fund measured at NAV [1]					3,640
	225,931	-	-	-	229,571
	231,796	109	-	(4,871)	230,674
Financial liabilities					
Payable to broker-dealers and clearing organizations					
Futures contracts	3,696	-	-	(3,696)	-
Securities sold, not yet purchased					
Exchange-traded equity securities	63,714	-	-	-	63,714
Exchange-traded funds	13,863	-	-	-	13,863
	77,577	-	-	-	77,577
	81,273		-	(3,696)	77,577

[1] The investment in a private equity fund, which is measured at fair value using the NAV per share, or its equivalent, is not classified in the fair value hierarchy. The fair value amount presented in this table is intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statement of financial condition. For additional disclosures about this investment, see *"Fair Value of Investments that are Measured at Net Asset Value"* herein.

There were no transfers between all levels of the fair value hierarchy during the year.

(In Thousands of U.S. Dollars)

3. Fair Value and Financial Instruments (continued)

Fair Value Measurement (continued)

The two following tables present information about the offsetting of fair values of futures contracts and related margin balances recorded in amounts receivable from broker-dealers and clearing organizations in the statement of financial condition:

				Gross Amounts Not Offset in the Statement of Financial Condition		
	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Assets Presented in the Statement of Financial Condition	Financial Instruments	Cash Collateral Received	Net Amount
	$	$	$	$	$	$
Equity futures contracts	5,865	(4,871)	994	-	-	994
	5,865	(4,871)	994	-	-	994

Gross amounts of recognized assets presented in the table above represent fair values of futures contracts. Fair values of futures contracts are recorded as amounts receivable from broker-dealers and clearing organizations in the statement of financial condition. The gross amounts offsetting gross amounts of recognized assets include (1) an offset of $3,696 representing negative fair values of certain futures contracts which are presented in the following table as gross amounts of recognized liabilities and which are settled on a net basis with the futures contracts presented in the table above; and (2) an offset of $1,175 of cash collected from a clearing organization in settlement of the net unrealized gain associated with the open futures contracts cleared with this organization.

				Gross Amounts Not Offset in the Statement of Financial Condition		
	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Liabilities Presented in the Statement of Financial Condition	Financial Instruments	Cash Collateral Pledged	Net Amount
	$	$	$	$	$	$
Equity futures contracts	3,696	(3,696)	-	-	-	-
	3,696	(3,696)	-	-	-	-

Gross amounts of recognized liabilities presented in the table above represent fair values of futures contracts. The gross amounts offsetting gross amounts of recognized liabilities represent positive fair values of certain futures contracts which are settled on a net basis with the futures contracts presented in the table above and which are recorded as amounts receivable from broker-dealers and clearing organizations in the statement of financial condition.

3. Fair Value and Financial Instruments (continued)

Fair Value of Investments that are Measured at Net Asset Value

Fair value and unfunded commitment information solely about the Company's investment in a private equity fund measured at fair value using NAV per share, or its equivalent, are as follows as of October 31, 2016:

	Fair Value	Commitment
	$	$
Investment in a private equity fund	**3,640**	**582**

This fund is organized primarily to make privately negotiated and open market investments in equity and debt securities of financial services companies. The investment in this fund is generally not redeemable due to the closed-ended nature of the fund. Instead, distributions from the fund will be received as the underlying investments of the fund are disposed and monetized.

(In Thousands of U.S. Dollars)

3. Fair Value and Financial Instruments (continued)

Financial Instruments Not Measured at Fair Value

The table below presents the carrying value, fair value and fair value hierarchy category of certain financial instruments that are not measured at fair value in the Company's statement of financial condition.

The carrying value of financial instruments not measured at fair value categorized in the fair value hierarchy as Level 1 or Level 2 (e.g. cash and securities borrowed) approximates fair value because of the relatively short period of time between their origination and expected maturity.

	Carrying Value	Fair Value	Fair Value Measurements Using		
			Level 1	Level 2	Level 3
	$	$	$	$	$
Financial assets					
Cash	1,649	1,649	1,649	-	-
Securities borrowed	3,338,817	3,338,817	-	3,338,817	-
Deposits with clearing broker-dealers and organizations	36,118	36,118	36,118	-	-
Receivable from broker-dealers and clearing organizations	43,340	43,340	-	43,340	-
Receivable from customers	24,085	24,085	-	24,085	-
Receivable from related parties	12,967	12,967	-	12,967	-
Other assets [1]	1,883	1,883	-	1,883	-
	3,458,859	3,458,859	37,767	3,421,092	-
Financial liabilities					
Securities loaned	3,118,337	3,118,337	-	3,118,337	-
Payable to broker-dealers and clearing organizations	1,000	1,000	-	1,000	-
Payable to customers	28,595	28,595	-	28,595	-
Payable to related parties	1,507	1,507	-	1,507	-
Accrued expenses and other liabilities [2]	4,239	4,239	-	4,239	-
	3,153,678	3,153,678	-	3,153,678	-

[1] Excludes certain non-financial assets such as prepaid expenses and furniture, equipment and leasehold improvements.
[2] Excludes certain non-financial liabilities such as accrued employee compensation and benefits.

3. Fair Value and Financial Instruments (continued)

Risk Management

(a) Position Risk and Interest Rate Risk

The position risk of the Company corresponds to the risk that fluctuation in the prices of securities and in interest rates result in losses. The risk related to the fluctuation in the prices of securities represents the loss the Company might incur due to changes in the fair value of a given instrument. Interest rate risk corresponds to the possible effect of fluctuations in interest rates on the Company's income and the return on stockholder's equity. The Company protects itself against these risks through hedging techniques and market exposure limits.

(b) Credit Risk and Credit Risk Concentration

Credit risk is the risk of financial loss as a result of default by a counterparty with respect to its obligations towards the Company. The Company attempts to limit credit risk by dealing with counterparties it deems creditworthy and by ensuring compliance with agreements.

Credit risk concentration also arises when the Company grants loans to a single debtor or group of debtors with similar characteristics such that a change in economic or other circumstances could have the same impact on their ability to honor their obligations. The Company's greatest concentration of counterparty risk is with related parties. This concentration arises in the normal course of the Company's business and management does not believe it to be unusual.

As of October 31, 2016, the Company's greatest concentration of credit risk is from amounts receivable from the ultimate parent company totaling $8,454.

Derivative Financial Instruments

Derivative financial instruments are financial contracts whose value is derived from an underlying interest rate, exchange rate, equity, commodity, credit instrument or index. Derivatives include swap, future, forward or option contracts, or other financial instruments with similar characteristics.

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Open equity in futures transactions is recorded as a receivable from or payable to broker-dealers and clearing organizations, as applicable.

Derivative financial instruments used for purposes other than trading are carried at fair value. The Company has entered into total return equity swaps with its ultimate parent company to economically hedge the Company's exposure arising from an employee compensation plan linked to the future fluctuation of the ultimate parent company's stock price.

(In Thousands of U.S. Dollars)

3. Fair Value and Financial Instruments (continued)

Derivative Financial Instruments (continued)

The Company does not apply hedge accounting as defined in FASB ASC 815 because all derivative financial instruments are recorded at fair value. Therefore, certain of the disclosures required under FASB ASC 815 are generally not applicable with respect to these financial instruments.

Notional amounts of derivative financial instruments are not presented in assets and liabilities in the statement of financial condition. They represent the set underlying principal of a derivative financial instrument and serve as a point of reference in applying an exchange rate, interest rate, stock market price or other variable in order to determine the amount of cash flows to be exchanged.

Notional amounts of derivative financial instruments as of October 31, 2016, are as follows:

	One Year or Less	One to Five Years	Total Contracts
	$	$	$
Equity derivatives			
OTC contract			
Swap	5,304	-	5,304
Exchange-traded contracts			
Long futures contracts	77,580	-	77,580
Short futures contracts	225,508	-	225,508
	308,392	-	308,392

During the year ended October 31, 2016, notional amounts of derivative financial instrument contracts entered into by the Company have fluctuated in the range of $100,000 to $600,000.

(In Thousands of U.S. Dollars)

3. Fair Value and Financial Instruments (continued)

Derivative Financial Instruments (continued)

Fair values of derivative financial instruments as of October 31, 2016, are as follows:

	Assets	Liabilities
	$	$
Equity derivatives		
OTC contract		
Swap	109	-
Exchange-traded contracts		
Futures contracts	5,865	3,696
Total derivatives	5,974	3,696
Netting	(4,871)	(3,696)
	1,103	-

Derivative financial instruments present credit risk. This is the risk of financial loss that the Company will have to assume if the counterparty fails to honor its contractual obligations.

In case of exchange-traded contracts, exposure to credit risk is limited because these transactions are standardized contracts executed on established exchanges, each of which is associated with a well-capitalized clearing house that assumes the obligations of both counterparties and guarantees their performance obligations. All exchange-traded contracts are subject to initial margins and daily settlement.

(In Thousands of U.S. Dollars)

4. Securities Borrowed and Loaned

Securities borrowed transactions require the Company to deposit cash with the lender. The Company is permitted to sell or re-pledge the securities received. As of October 31, 2016, the fair value of securities received under securities borrowed transactions amounted to $3,254,530 of which the Company re-pledged $2,907,289 under securities loaned transactions.

The Company pledges certain of its securities owned for securities lending transactions. With respect to securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the fair value of securities loaned. The carrying value of pledged securities owned that can be sold or re-pledged by the counterparty was $111,567, as presented on the face of the statement of financial condition as of October 31, 2016.

The Company monitors the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced or received, adjusted for additional collateral obtained or received. Interest on such transactions when conducted with unrelated parties is accrued and is included on the statement of financial condition in other assets and in accrued expenses and other liabilities. Interest on such transactions when conducted with related parties is accrued and is included on the statement of financial condition in amounts receivable from and payable to related parties. For further information on securities borrowed and loaned transactions with related parties, see Note 7.

The following table presents as of October 31, 2016, the gross and net balances of securities borrowed.

				Gross Amounts Not Offset in the Statement of Financial Condition		
	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Assets Presented in the Statement of Financial Condition	Financial Instruments	Cash Collateral Received	Net Amount
	$	$	$	$	$	$
Securities borrowed	3,338,817	-	3,338,817	(3,254,530)	-	84,287

(In Thousands of U.S. Dollars)

4. Securities Borrowed and Loaned (continued)

The following table presents as of October 31, 2016, the gross and net balances of securities loaned.

	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Liabilities Presented in the Statement of Financial Condition	Gross Amounts Not Offset in the Statement of Financial Condition: Financial Instruments	Gross Amounts Not Offset in the Statement of Financial Condition: Cash Collateral Pledged	Net Amount
	$	$	$	$	$	$
Securities loaned	**3,118,337**	**-**	**3,118,337**	**(3,028,662)**	**-**	**89,675**

The following tables present as of October 31, 2016, the gross liability for securities loaned disaggregated by class of security and by remaining maturity of the agreements.

	Securities Loaned
	$
Exchange-traded equity securities and funds	**3,106,208**
Corporate bonds	**12,129**
	3,118,337

	Overnight and Open	Up to 30 Days	30-90 Days	Greater Than 90 Days	Total
	$	$	$	$	$
Securities loaned	**3,118,337**	**-**	**-**	**-**	**3,118,337**

(In Thousands of U.S. Dollars)

5. Receivable From and Payable to Broker-Dealers and Clearing Organizations

The Company's institutional client security transactions are settled in cash against delivery or receipt of securities. These transactions are cleared by National Bank Financial Inc. ("NBFI"), a company ultimately under common control. For further information on related party transactions with NBFI, see Note 7.

Amounts receivable from and payable to broker-dealers and clearing organizations as of October 31, 2016, consist of the following:

	Receivable	Payable
	$	$
Securities failed-to-deliver/receive (Note 7)	5,510	1,000
Receivable from clearing broker-dealers	4,391	-
Receivable from clearing organizations	34,433	-
	44,334	1,000

Securities failed-to-deliver and receive represent the contract value of securities which have not been delivered or received by the Company on settlement date.

6. Receivable From and Payable to Customers

As of October 31, 2016, amounts receivable from customers consist of securities failed-to-deliver and amounts payable to customers consist of securities failed-to-receive.

(In Thousands of U.S. Dollars)

7. Related Party Transactions

As of October 31, 2016, $1,644 of the Company's cash balance was held in demand deposit bank accounts with the ultimate parent company.

As of October 31, 2016, the Company's securities borrowed and securities loaned balances presented on the statement of financial condition included a balance of $2,605,570 of securities borrowed from NBFI as well as a balance of $291,186 of securities loaned to NBFI.

As of October 31, 2016, amounts receivable from and payable to related parties are as follows:

	$
Ultimate parent company	
Receivable from related parties	
Receivable bearing interest at the rate of 0.41% per annum, maturing on November 1, 2016	**8,345**
Receivable bearing no interest with no fixed term of payment	**109**
Payable to related parties	**1,458**
NBFI	
Receivable from broker-dealers and clearing organizations (consisting of securities failed-to-deliver)	**5,010**
Receivable from related parties	
Receivable bearing no interest with no fixed term of payment	**4,622**
Payable to related parties	
Net interest payable resulting from securities borrowed and securities loaned transactions conducted in October 2016 and due by November 30, 2016	**49**

Unless otherwise stated, the amounts receivable from and payable to related parties presented above are unsecured, non-interest bearing and have no fixed terms of payment.

(In Thousands of U.S. Dollars)

8. Income Taxes

The Company files its U.S. federal income tax return on a consolidated basis with its parent company and certain other subsidiaries of the parent company. Similarly the Company is included in the consolidated state and local income tax returns filed by the parent company and certain other subsidiaries of the parent company. The Company files its own separate foreign income tax returns on a stand-alone basis. Income taxes have been provided for in these financial statements using a blended statutory income tax rate based on separate entity results.

As of October 31, 2016, income taxes receivable amounted to $4,893 and income taxes payable to parent company amounted to $7,609.

Deferred income tax assets are recognized for temporary differences that will result in deductible amounts in future periods. Deferred tax liabilities are recognized for temporary differences that will result in taxable amounts in future periods. Recorded in the deferred tax balances are differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income.

As of October 31, 2016, the Company had deferred income tax assets totaling $1,034 and had no deferred income tax liabilities.

As of October 31, 2016, the Company had no gross unrecognized tax benefits. The Company is currently subject to examination by the Internal Revenue Service and by New York State for income tax returns for the years ended October 31, 2012 to 2014. The Company remains subject to examination by state, local and foreign tax authorities for income tax returns for the years ended October 31, 2013 to 2016, as well as for its U.S. federal income tax return for the years ended October 31, 2015 and 2016.

(In Thousands of U.S. Dollars)

9. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are included in other assets on the statement of financial condition and consist of the following:

	$
Leasehold improvements	4,419
Furniture and fixtures	956
Computer software	95
	5,470
Accumulated depreciation	(5,440)
	30

10. Commitments and Contingencies

Commitments

(a) Operating Leases

As of October 31, 2016, the Company is committed under an operating lease for office facilities. The Company's future commitments are summarized below by year of expiration.

Year Ending on October 31st of:	$
2017	1,785
2018	1,785
2019	1,785
2020	595
2021	-
Thereafter	-
Total minimum lease payments	5,950

(b) Investment in a Private Equity Fund

The Company holds a capital interest in a private equity fund. As of October 31, 2016, the Company has an unpaid capital commitment of $582 in this fund.

(In Thousands of U.S. Dollars)

10. Commitments and Contingencies (continued)

Contingencies

The Company believes, based on current knowledge and after consultation with counsel, that it is not currently party to any material pending legal proceedings, individually or in the aggregate, the resolution of which would have a material effect on the Company. Provisions for losses are established in accordance with FASB ASC 450, "Accounting for Contingencies", when warranted. Once established, such provisions are adjusted when there is more information available or when an event occurs requiring a change.

11. Net Capital Requirement

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the *Securities Exchange Act of 1934*, which requires the maintenance of minimum net capital. A broker-dealer that fails to comply with Rule 15c3-1 may be subject to disciplinary actions by the SEC and self-regulatory organizations, such as the FINRA, including censures, fines, suspension, or expulsion. The Company has elected to use the alternative method permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to $250.

As of October 31, 2016, the Company had net capital, as defined, of $372,039, which was $371,789 in excess of its minimum net capital of $250.

12. 401(k) Plan

The Company's 401(k) Plan (the "Plan") allows employees to participate after satisfying the requirements of being 21 years of age or older and completing one month of employment. The Company makes matching contributions to the Plan in the amount of 50% of the participant's contribution up to 6% of the participant's compensation.